Exhibit 10.6

PERSONALIS, INC.

SECOND AMENDED AND RESTATED EXECUTIVE SEVERANCE AGREEMENT

This Second Amended and Restated Executive Severance Agreement (the “Agreement”), effective as of March 8, 2023, amends, supersedes and restates in its entirety that certain First Amended and Restated Executive Severance Agreement by and between Dr. Richard Chen (“Executive”) and Personalis, Inc. (the “Company”) dated February 23, 2022. This Agreement is intended to provide Executive with certain benefits described herein upon the occurrence of specific events.

RECITALS

A. The Company’s Board of Directors (the “Board”) believes it is in the best interests of the Company and its shareholders to retain Executive and provide incentives to Executive to continue in the service of the Company.

B. The Board further believes that it is imperative to provide Executive with certain benefits upon termination of Executive’s employment, which benefits are intended to provide Executive with financial security and sufficient income and encouragement to Executive to remain with the Company.

C. To accomplish the foregoing objectives, the Board has directed the Company, upon execution of this Agreement by Executive, to agree to the terms provided in this Agreement.

Now therefore, in consideration of the mutual promises, covenants and agreements contained herein, the parties hereto agree as follows:

1. At-Will Employment. Executive’s employment is at-will, which means that the Company may terminate Executive’s employment at any time, with or without Cause or advance notice. Similarly, Executive may resign from Executive’s employment at any time, with or without advance notice, and with or without Good Reason. Executive shall not receive any compensation of any kind, including, without limitation, equity award vesting acceleration and severance benefits, following Executive’s last day of employment with the Company, except as expressly provided herein.

2. Benefits Upon Termination of Employment.

(a) Termination in Connection with or Following a Change in Control. If Executive’s employment is terminated without Cause (as defined below) (and other than as a result of Executive’s death or disability), or Executive resigns for Good Reason (as defined below), in either case within twelve (12) months after the effective date of a Change in Control (as defined below), and provided such termination constitutes a “separation from service” (within the meaning of Treasury Regulation Section 1.409A-1(h), such termination a “Separation from Service”), and provided further that Executive signs and allows to become effective a general release of all claims in favor of the Company in a form provided by the Company (the “Release”), within sixty (60) days after Executive’s Separation from Service (the date that the Release becomes effective and may no longer be revoked by Executive is referred to as the “Release Date”), then the Company shall provide Executive with the following severance benefits (the “Change in Control Separation Benefits”):

(i) The Company shall pay Executive cash severance in an amount equal to twelve (12) months of Executive’s then-current base salary, ignoring any decrease in base salary that forms the basis for Good Reason, less all applicable withholdings and deductions, paid on the Company’s first regular payroll date following the Release Date.

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(ii) The Company shall pay Executive the Executive’s target annual bonus which Executive would have been eligible to earn had Executive’s employment with the Company continued for a period of twelve (12) months following the date of Executive’s Separation from Service.

(iii) Should Executive timely elect to continue Executive’s medical, dental and/or vision insurance benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or any analogous provisions of applicable state law, the Company shall pay Executive’s COBRA premiums for Executive and Executive’s eligible dependents (“COBRA Premiums”) for a period of twelve (12) months following Executive’s Separation from Service (the “Change in Control Benefits Payment Period”) or, if earlier, the date upon which Executive obtains coverage under a medical plan by a subsequent employer. The Company’s obligation to pay any COBRA Premiums will be subject to the then-current requirements of COBRA and any other laws affecting the payment of COBRA premiums by the Company. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the COBRA Premiums without potentially incurring financial costs or penalties under applicable law, the Company shall in lieu thereof pay Executive a taxable cash amount, which payment shall be made regardless of whether Executive elects health care continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the COBRA Premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company would have otherwise paid for COBRA Premiums (which amount shall be calculated based on the premium for the first month of COBRA coverage), and shall be paid until the earlier of: (i) the date the Change in Control Benefits Payment Period expires or (ii) the date upon which Executive obtains coverage under a medical plan by a subsequent employer.

(iv) The Company shall accelerate the vesting of each of Executive’s then-outstanding unvested equity compensation awards, effective immediately prior to such Separation from Service. In the event any such awards are based upon performance of the Company and/or of Executive, such awards shall be vested at their respective target levels.

(b) Termination Not in Connection with or Following a Change in Control. If Executive’s employment is terminated without Cause (and other than as a result of Executive’s death or disability), or Executive resigns for Good Reason, in either case at any time that is not within twelve (12) months after a Change in Control, and provided such termination constitutes a Separation from Service, and provided Executive signs and allows to become effective the Release within sixty (60) days after Executive’s Separation from Service, then the Company shall provide Executive with the following severance benefits (collectively with the Change in Control Separation Benefits, the “Separation Benefits”):

(i) The Company shall pay Executive cash severance in an amount equal to nine (9) months of Executive’s then current base salary, less all applicable withholdings and deductions, paid in a lump sum on the Company’s first regular payroll date after the Release Date.

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(ii) Should Executive timely elect to continue Executive’s medical, dental and/or vision insurance benefits pursuant to COBRA, the Company shall pay the COBRA Premiums for a period of nine (9) months following the effective date of Executive’s Separation from Service (the “Benefits Payment Period”) or, if earlier, the date upon which Executive obtains coverage under a medical plan by a subsequent employer. The Company’s obligation to pay any COBRA Premiums will be subject to the then-current requirements of COBRA and any other laws affecting the payment of COBRA premiums by the Company. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot provide the COBRA Premiums without potentially incurring financial costs or penalties under applicable law, the Company shall in lieu thereof pay Executive the Health Care Benefit Payment in monthly installments on the same schedule that the COBRA Premiums would otherwise have been paid to the insurer, which shall be paid until the earlier of: (i) the date the Benefits Payment Period expires or (ii) the date upon which Executive obtains coverage under a medical plan by a subsequent employer.

3. Limitations and Conditions on Separation Benefits

(a) Release Prior to Payment of Benefits. Prior to the payment or provision of any of the Separation Benefits, Executive shall execute, and allow to become effective, the Release not later than sixty (60) days following Executive’s Separation from Service. Such Release shall specifically relate to all of Executive’s rights and claims in existence at the time of such execution and shall confirm Executive’s continuing obligations to the Company (including but not limited to obligations under any confidentiality and/or non-solicitation agreement with the Company). No Separation Benefits will be paid prior to the Release Date.

(b) Income and Employment Taxes. Executive agrees that Executive shall be responsible for any applicable taxes of any nature (including any penalties or interest that may apply to such taxes) that the Company reasonably determines apply to any payment made hereunder, that Executive’s receipt of any benefit hereunder is conditioned on Executive’s satisfaction of any applicable withholding or similar obligations that apply to such benefit, and that any cash payment owed hereunder will be reduced to satisfy any such withholding or similar obligations that may apply.

(c) Compliance with Section 409A. It is intended that each installment of the payments and benefits provided for in this Agreement is a separate “payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). For the avoidance of doubt, it is intended that Separation Benefits set forth in this Agreement satisfy, to the greatest extent possible, the exemptions from, or comply with, the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9) (together, with any state law of similar effect, “Section 409A”). However, if the

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Company (or, if applicable, the successor entity thereto) determines that the Separation Benefits provided under this Agreement constitute “deferred compensation” under Section 409A and Executive is, on the date of his or her Separation from Service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code (a “Specified Employee”), then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the Separation Benefits described herein, as applicable, shall be delayed as follows: on the earlier to occur of (i) the date that is six (6) months and one (1) business day after Executive’s Separation from Service, (ii) the date of Executive’s death, or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation (such earlier date, the “Delayed Initial Payment Date”). Upon the Delayed Initial Payment Date, the Company (or the successor entity thereto, as applicable) shall pay to Executive a lump sum amount equal to the applicable benefit that Executive would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the benefit had not been so delayed pursuant to this Section 3(c), and any remaining payments due shall be paid as otherwise provided herein. No interest shall be due on any amounts so deferred. If the Separation Benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which Executive has a Separation from Service, the Release will not be deemed effective any earlier than the Release Date. To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. With respect to reimbursements or in-kind benefits provided to Executive hereunder (or otherwise) that are not exempt from Section 409A, the following rules shall apply: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any one of Executive’s taxable years shall not affect the expenses eligible for reimbursement, or in-kind benefit to be provided in any other taxable year, (ii) in the case of any reimbursements of eligible expenses, reimbursement shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred, and (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

(d) Related Matters. Executive further acknowledges and agrees that as a condition to receipt of any Separation Benefits (i) Executive must comply with Executive’s obligations under Executive’s Employee Confidential Information and Invention Assignment Agreement; and (ii) resign from all Company and or affiliate positions, including membership on any Board (unless otherwise requested by the Company).

(e) Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. The terms of this Agreement and all of Executive’s rights hereunder and thereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

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(f) Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. Mailed notices to Executive shall be addressed to Executive at the home address which Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Chief Executive Officer.

4. Definitions.

(a) Cause. For purposes of this Agreement, “Cause”, as determined by the Board acting in good faith and based on information then known to it, shall mean the occurrence of one or more of the following: (i) Executive’s gross negligence or knowing and willful action which is or is likely to be materially injurious to the Company; (ii) any intentional act by Executive in connection with his responsibilities as an employee constituting fraud or a felony crime; (iii) Executive’s consistent failure to report for work or perform his duties as directed by the Company’s Board of Directors; (iv) persistent or repeated material breach of this Agreement or any agreement between Executive and the Company; (v) Executive becoming disqualified from holding office through his own act or omission; (vi) an unauthorized use or disclosure by the Executive of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company; or (vii) a material failure by the Executive to comply with the Company’s written policies or rules which is or is likely to be materially injurious to the Company.

(b) Change in Control. For purposes of this Agreement, “Change in Control” means the consummation of a transaction or series of transactions that results in any of the following:

(i) a merger, consolidation or similar corporate transaction involving (directly or indirectly) the Company and, immediately following which the stockholders of the Company immediately prior thereto do not own, directly or indirectly, outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar corporate transaction or more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar corporate transaction; or

(ii) a sale or other disposition of all or substantially all of the consolidated assets of the Company that occurs over a period of not more than twelve (12) months.

However, a Change in Control will not include (1) any consolidation or merger effected exclusively to change the domicile of the Company, or (2) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof. In addition, no transaction will be a Change in Control unless it is also “change in ownership of a corporation” or “change in ownership of a substantial portion of a corporation’s assets” as defined under in Treasury Regulations Sections 1.409A-3(i)(5)(v) and (vii) without regard to any alternative definitions thereunder.

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(c) Good Reason. For purposes of this Agreement, “Good Reason” for Executive’s resignation of his or her employment will exist following the occurrence of any of the following without Executive’s written consent: (i) a material reduction in Executive’s base salary, which the parties agree is a reduction of at least ten percent (10%) of Executive’s base salary (provided, however, that such reduction will not be considered Good Reason if made in connection with an across-the-board salary reduction affecting all members of management); (ii) a material reduction in Executive’s duties, responsibilities and/or authority, provided, however, that a change in job position (including a change in title) after or in connection with a Change in Control shall not be deemed a “material reduction” in and of itself unless Executive’s new duties are materially reduced from Executive’s prior duties; (iii) a relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation; or (iv) a material breach by the Company of this Agreement. In order to resign for Good Reason, Executive must provide written notice to the Board within thirty (30) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for Executive’s resignation, allow the Company at least thirty (30) days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, Executive must resign from all positions Executive then holds with the Company not later than thirty (30) days after the expiration of the cure period or the date of notification to Executive that the Company will not so cure. Executive understands and agrees that the requirement for Executive’s performance of services within twenty (20) miles of Palo Alto, California does not give rise to Good Reason.

5. Parachute Payments.

(a) If any payment or benefit (including payments and benefits pursuant to this Agreement) that Executive would receive in connection with a Change in Control from the Company or otherwise (“Transaction Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall cause to be determined, before any amounts of the Transaction Payment are paid to Executive, which of the following two alternative forms of payment would result in Executive’s receipt, on an after-tax basis, of the greater amount of the Transaction Payment notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Transaction Payment (a “Full Payment”), or (2) payment of only a part of the Transaction Payment so that Executive receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company shall cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (x) Executive shall have no rights to any additional payments and/or benefits constituting the Transaction Payment, and (y) reduction in payments and/or benefits shall occur in the manner that results in the greatest economic benefit to Executive as determined in this paragraph (the “Reduction Method”). If more than one method of reduction will result in the same economic benefit, the portions of the Transaction Payment shall be reduced pro rata (the “Pro Rata Reduction Method”).

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(b) Notwithstanding any provision of subsection (a) above to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Transaction Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (i) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for Executive as determined on an after-tax basis; (ii) as a second priority, Transaction Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Transaction Payments that are not contingent on future events; and (iii) as a third priority, Transaction Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Transaction Payments that are not deferred compensation within the meaning of Section 409A.

(c) The professional firm engaged by the Company for general tax purposes or the Company’s corporate law firm as of the day prior to the effective date of the Change in Control shall make all determinations required to be made under this Section 5. If the professional firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized independent registered public accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such professional firm required to be made hereunder.

(d) The professional firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Executive within fifteen (15) calendar days after the date on which Executive’s right to a Transaction Payment is triggered or such other time as reasonably requested by the Company or Executive. If the professional firm determines that no Excise Tax is payable with respect to the Transaction Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and Executive with detailed supporting calculations of its determinations that no Excise Tax will be imposed with respect to such Transaction Payment. Any good faith determinations of the professional firm made hereunder shall be final, binding and conclusive upon the Company and Executive.

6. Other Employment Terms and Conditions. The employment relationship between the parties shall be governed by the general employment policies and procedures of the Company, including those relating to the protection of confidential information and assignment of inventions; provided, however, that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or procedures, this Agreement shall control.

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7. Dispute Resolution.

(a) Executive and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, Executive’s employment with the Company, or the termination of Executive’s employment, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. § 1-16 (“FAA”), to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes before a single arbitrator (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/), in San Jose, California. Executive acknowledges that by agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding.

(b) All claims, disputes, or causes of action under this arbitration agreement, whether by Executive or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration.

(c) This arbitration agreement shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event Executive intends to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. Executive will have the right to be represented by legal counsel at any arbitration proceeding.

(d) Questions of whether a claim is subject to arbitration under this agreement shall be decided by the arbitrator. Likewise, procedural questions which grow out of the dispute and bear on the final disposition are also matters for the arbitrator. The arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (ii) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that Executive or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the administrative fees that Executive would be required to pay if the dispute were decided in a court of law. Nothing in this arbitration agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

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8. Miscellaneous Provisions.

(a) No Duty to Mitigate. Executive shall not be required to mitigate the amount of any payment contemplated by this Agreement (whether by seeking new employment or in any other manner), nor shall any such payment be reduced by any earnings that Executive may receive from any other source.

(b) Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of the Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Whole Agreement. No agreements, representations or understandings (whether oral or written and whether express or implied) which are not expressly set forth in this Agreement have been made or entered into by either party with respect to the subject matter hereof. This Agreement supersedes any agreement (or portion thereof) concerning similar subject matter dated prior to the date of this Agreement, and by execution of this Agreement both parties agree that any such predecessor agreement (or portion thereof) shall be deemed null and void. For the avoidance of doubt, the parties agree that this Agreement does not supersede the provisions of Executive’s Offer Letter that do not address termination or severance benefits or Executive’s Employee Confidential Information and Invention Assignment Agreement with the Company.

(d) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without reference to conflict of laws provisions, and the parties hereto submit to the exclusive jurisdiction of the state and federal courts of the State of California.

(e) Severability. If any term or provision of this Agreement or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions of this Agreement or the application of such terms and provisions to circumstances other than those as to which it is held invalid or unenforceable, and a suitable and equitable term or provision shall be substituted therefor to carry out, insofar as may be valid and enforceable, the intent and purpose of the invalid or unenforceable term or provision.

(f) Legal Fees and Expenses. The parties shall each bear their own expenses, legal fees and other fees incurred in connection with the execution of this Agreement.

(g) No Assignment of Benefits. The rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including (without limitation) bankruptcy, garnishment, attachment or other creditor’s process, and any action in violation of this Section 8(g) shall be void.

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(h) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written above.

/s/ Richard Chen
Dr. Richard Chen

PERSONALIS, INC.

/s/ Stephen Moore
By: Stephen Moore
Title: Vice President, General Counsel and Secretary

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